Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended October 31	Year Ended October 31
	2016	2015	2014	2013	2012
	(C$ millions except ratios)
	IFRS (1)
Earnings:
Earnings before income taxes	5,038	4,163	3,805	3,933	3,932
Fixed charges, excluding interest on deposits and secured borrowings	747	801	887	875	1,147
Interest capitalized	—	—	—	—	—

Subtotal	5,785	4,964	4,692	4,808	5,079
Interest on deposits and secured borrowings	3,215	2,990	3,337	3,679	3,630

Total	9,000	7,954	8,029	8,487	8,709

Fixed Charges:
Interest expense, excluding interest on deposits and secured borrowings	511	576	679	676	947
Interest component of rental expense (2)	235	223	206	196	196
Interest capitalized	—	—	—	—	—
Amortization of subordinated indebtedness	1	2	2	3	4

Subtotal	747	801	887	875	1,147
Interest on deposits and secured borrowings	3,215	2,990	3,337	3,679	3,630

Total	3,962	3,791	4,224	4,554	4,777

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits and secured borrowings	7.75	6.20	5.29	5.49	4.43
Including interest on deposits and secured borrowings	2.27	2.10	1.90	1.86	1.82

1)	Under IFRS, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.